                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                       Optical Radiation Corporation
                               (Name of Issuer)

                        Common Stock, Par Value $0.50
                        (Title of Class of Securities)

                                    6838361
                     (CUSIP Number of Class of Securities)

                              Martin E. Franklin
                          Benson Eyecare Corporation
                                  Suite B-302
                           555 Theodore Fremd Avenue
                             Rye, New York  10580
                                (914) 967-9400

                (Name, Address and Telephone Number of Person)
               Authorized to Receive Notices and Communications

                                  Copies to:

                             William J. Grant, Jr.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                              New York, NY  10022
                                (212) 821-8000


                                 April 15, 1994
                         (Date of Event which Requires
                           Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: / /

     Check the following box if a fee is being paid with this statement:  / /



















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                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Benson Partners I, L.P.
         13-3744098

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  529,950 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              529,950 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






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                                 SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Services, Inc.
          13-3741354

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

           AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  529,950 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              529,950 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






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SCHEDULE 13D

CUSIP No.   6838361

1    NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benson Eyecare Corporation
          13-3368387

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  / /
                                                               (b)  / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER

                              - 0 - shares of Common Stock (See Item 5)

NUMBER OF           8    SHARED VOTING POWER
SHARES
BENEFICIALLY                  529,950 shares of Common Stock (See Item 5)
OWNED BY
EACH                9    SOLE DISPOSITIVE POWER
REPORTING
PERSON                        - 0 - shares of Common Stock (See Item 5)
WITH
                    10   SHARED DISPOSITIVE POWER

                              529,950 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          See Item 5 below

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5 below

14   TYPE OF REPORTING PERSON*

          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






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     This Amendment No. 2 to Schedule 13D is being filed on behalf of the
Reporting Entities (defined below) relating to the common stock, par value $0.50 per share (the "Common Stock"), of Optical Radiation Corporation, a California corporation (the "Company"); and should be read in conjunction with the Schedule 13D filed on January 13, 1994, as amended by Amendment No. 1 to
Schedule 13D filed on February 22, 1994.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated as follows:

     The 529,950 shares of Common Stock beneficially owned by the Reporting Entities (the "Acquired Shares") were acquired in brokered transactions for an aggregate purchase price of $8,330,935.90. The primary source of funds for the purchase of the Acquired Shares was investment capital contributed by the partners of Benson Partners. A portion of the purchase price of the Acquired Shares was attributable to margin borrowings.


Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and restated as follows:

     The Reporting Entities have purchased the Acquired Shares as an investment and may from time to time acquire or dispose of additional shares of Common Stock through open market or privately negotiated transactions depending on existing market and economic conditions. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities and other factors considered relevant, may decide to increase or decrease the size of their investment in the Company.

     Because Benson Eyecare and the Company provide complementary consumer products and services through similar channels of distribution and have excellent reputations in the eyecare industry, in July 1993 Benson Eyecare initiated discussions with the Company regarding a possible friendly business combination. Benson Eyecare pursued such discussions with the management of the Company on several occasions thereafter. At the conclusion of these discussions, the Company indicated that it was not in a position to consider an offer for the Company at such time.

     On February 17, 1994, the Company announced that it had engaged an independent financial advisor to advise it on strategic plans, including valuing the Company for a possible sale, a potential spinoff of the Company's consumer optical business, a corporate reorganization or a possible joint venture. Benson Eyecare and its representatives have met with the Company and its representatives and may do so in the future. The Company's financial advisor has circulated preliminary information seeking indications of interest regarding a possible














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transaction for all or part of the Company.  The Reporting Entities are currently assessing their level of interest, if any.

     Although the Reporting Entities continue to be interested in the Company, as of the date hereof, the Reporting Entities are holding the Acquired Shares solely for investment purposes. The Reporting Entities have made no decision to increase or decrease the size of their investment in the Company and, except as described above, have no present plans or proposals with respect to any material change in the Company's business or corporate structure or any other action referred to in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     Paragraphs (a) and (c) of Item 5 are hereby amended and restated as follows:

     (a) As of the date of this Schedule, Benson Partners is the beneficial owner of 529,950 shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, Benson Services, Benson Eyecare and Messrs. Franklin and Kanders may be deemed to own beneficially the Acquired Shares. The Acquired Shares represent approximately 9.02% of the outstanding shares of Common Stock, based upon the 5,878,199 shares of Common Stock outstanding as of January 31, 1994, as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1994.

     (c) The following sets forth all transactions by or on behalf of Benson Partners involving the Common Stock since the most recent filing of Amendment No. 1 to Schedule 13D on February 22, 1994, indicating (i) the date of the transaction, (ii) the number of shares of Common Stock purchased and (iii) the price per share with respect to each transaction. All such transactions were executed in conventional brokerage transactions on the NASDAQ National Market System.

                           Number                      Price
     Date                 of Shares                  Per Share

     03/24/94              10,000                     19.5000
     03/29/94              15,000                     19.3750
     03/31/94               6,400                     19.1758
     04/04/94               5,000                     19.0625
     04/06/94               1,000                     19.5600
     04/12/94                 850                     19.5200
     04/14/94               1,500                     19.5600
     04/15/94               4,000                     19.5600




















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                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  April 18, 1994


                                   BENSON PARTNERS I, L.P.

                                   By:  Benson Services, Inc.
                                        General Partner



                                   By: /s/ Martin E. Franklin
                                       President


                                   BENSON SERVICES, INC.



                                   By: /s/ Martin E. Franklin
                                       President


                                   BENSON EYECARE CORPORATION



                                   By: /s/ Martin E. Franklin
                                       Chairman